FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 23, 2008

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” AU Optronics Corp. Reports 3Q2008 Results”, dated October 23, 2008.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2008 Results”, dated October 23, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 23, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 3Q2008 Results

Issued by: AU Optronics Corp.
Issued on: October 23, 2008

Hsinchu, Taiwan, October 23, 2008 –

AUO Third Quarter 2008 Unaudited Consolidated Financial Highlights:

* Revenue: NT$104.1 billion (US$ 3.23 billion*), 15.7% QoQ decline
* Net income : NT$860 million (US$ 27 million)
* Basic Earnings per Share: NT$0.09 (or US$ 0.03 per ADR)
* Gross margin: 8.0%, Operating margin: 2.6%

AU Optronics Corp. ("AUO"or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its third quarter 2008 unaudited consolidated revenues of NT$104.1 billion and net income of NT$ 860 million, which attributable to equity holders of the parent company was NT$806 million. And, basic EPS equaled NT$0.09 per common share (US$0.03 per ADR). For the first nine months of 2008, AUO's consolidated revenues totaled NT$364.2 billion (US$11.3 billion), net income NT$48.2 billion (US$1,497 million), which attributable to equity holders of the parent company was NT47.8 billion (US$ 1,484 million), and basic EPS NT$5.62 per common share (US$1.74 per ADR).

Overall, the company shipped large-sized panel of 20.72 million units in the third quarter of 2008, a 5.2% sequential decrease and a 6.9% YoY decrease. Small- and medium-sized panel shipments in the third quarter amounted to 61.12 million, a significant increase of 45.9% QoQ and 50.2% YoY respectively.

Mr. Max Cheng, CFO and Spokesperson of AUO noted, “Our ASPs for large-sized PC panels and TV panels in the third quarter declined by 30.6% and 12.4% QoQ respectively, primarily due to a weakening macroeconomic environment and consumers’ cautious spending. Even small- and medium-sized panel shipments posted a remarkable result, plus TV panel shipments met our previous expectation, the third quarter results were only partially in line with our guidance.  Through strict cost control, adjustment in capacity utilization rates and product mix, we are able to maintain our inventory within 40-day level, and deliver a gross margin of 8.0% and operation margin of 2.6% for 3Q’08.  To overcome the challenges from the severe economic environment, we will continue adjusting the loading rates based on the current market demand.”   With the innovation of product development and process optimization, AUO will cautiously evaluate its capital investment and strengthen its competitiveness to defy economic morass.

“AUO will keep stringently controlling costs while improving the technol ogy innovation.  We will also solidify the long-term relationship with our clients by offering highly value-added products,” said Dr. LJ Chen, the President of AUO. Dr. Chen also ed the future plans of AUO, including reinforcing the relationship with TV clients through the TV set assembly business, and investing in LED and Photovoltaic technology, to enhance AUO’s overall competitiveness during the slow season.

* Amounts converted by an exchange rate of NTD32.23 :USD1 as of September 30, 2008.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s 3rd largest manufacturer* of large-sized thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 19%* of global market share in Q2/2008 and revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT-LCD fabs, in addition to ten module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-sized (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 2Q2008 WW Large-Area TFT-LCD Shipment Report dated July 30, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 4th, 2008.

Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
Third Quarter 2008 Results Investor Conference
October 23, 2008
AUO Proprietary  & Confidential

Safe Harbor Notice

o    The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o    Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o    In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the
     Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

o    Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o    Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
     December, 2007 filed with the United States Securities and Exchange
     Commission.

                                       2

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	3Q'08		2Q'08		QoQ %	3Q'07	
Net Sales	**104,072**	100.0%	**123,476**	100.0%	*(15.7%)*	**137,960**	100.0%
Cost of Goods Sold	(95,712)	(92.0%)	(92,661)	(75.0%)	*3.3%*	(106,168)	(77.0%)
Gross Profit	**8,360**	**8.0%**	**30,815**	**25.0%**	*(72.9%)*	**31,792**	**23.0%**
Operating Expenses	(5,677)	(5.5%)	(6,754)	(5.5%)	*(15.9%)*	(5,982)	(4.3%)
Operating Income	**2,683**	**2.6%**	**24,062**	**19.5%**	*(88.9%)*	**25,811**	**18.7%**
Net Non-operating Expenses	(1,239)	(1.2%)	(444)	(0.4%)	*179.1%*	(1,666)	(1.2%)
Income before Tax	**1,443**	**1.4%**	**23,617**	**19.1%**	*(93.9%)*	**24,144**	**17.5%**
Net Income	**860**	**0.8%**	**20,392**	**16.5%**	*(95.8%)*	**22,571**	**16.4%**
Attributable to:							
Equity holders of the parent company	806	0.8%	20,165	16.3%	*(96.0%)*	22,530	16.3%
Minority interest	54	0.1%	226	0.2%	*(76.2%)*	41	0.0%
Net Income	**860**	**0.8%**	**20,392**	16.5%	*(95.8%)*	**22,571**	16.4%
Basic EPS (NT$)[(a)]	**0.09**		**2.37**		*(96.0%)*	**2.67**	
Operating Income + D&A	**22,935**	**22.0%**	**44,044**	**35.7%**	*(47.9%)*	**46,952**	**34.0%**
Unit Shipments (mn)[(b)]							
Large Size Panels	**20.7**		**21.8**		*(5.2%)*	**22.3**	
Small & Medium Size Panels	**61.1**		**41.9**		*45.9%*	**40.7**	

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total diluted weighted average outstanding shares of each quarter (8,505m shares in 3Q08, 8,505m shares in 2Q08 and 8,426m shares in 3Q07) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

                                       3

                     Consolidated Balance Sheet Highlights

 Amount : NT$ Million
                                      3Q'08      2Q'08      QoQ %      3Q'07
 Cash & ST Investment                89,484     93,048     (3.8%)     41,740
 Inventory                           39,889     43,737     (8.8%)     42,720
 Short Term Debt(a)                  47,122     41,694      13.0%     42,501
 Long Term Debt                     103,758     96,990       7.0%    154,021
 Equity                             326,879    326,337       0.2%    263,586
 Total Assets                       602,335    622,808     (3.3%)    588,968
 Inventory Turnover (Days)(b)            40         40                    38
 Debt to Equity                       46.2%      42.5%                 74.6%
 Net Debt to Equity                   19.0%      14.3%                 59.4%

- Unaudited, prepared by AUO on a consolidated basis

(a)  Short term debt refers to all interest bearing debt maturing within one year

(b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

                                       4

Consolidated Cash Flow Highlights

Amount : NT$ Million

	3Q'08	2Q'08	QoQ
From Operating Activities	**31,737**	**40,631**	**(8,895)**
Net Profit	860	20,392	(19,532)
Depreciation & Amortization	20,253	19,983	270
Net Change in Working Capital	7,840	(970)	8,810
From Investing Activities	**(24,674)**	**(23,261)**	**(1,413)**
Capital Expenditure	(24,055)	(21,096)	(2,959)
From Financing Activities	**(10,716)**	**(39,137)**	**28,421**
Net Change in Debt	10,762	(39,169)	49,931
Cash Dividends	(19,671)	0	(19,671)
Employees' Compensation	(1,625)	0	(1,625)
Net Change in Cash[(a)]	**(3,217)**	**(21,671)**	**18,454**

– Unaudited, prepared by AUO on a consolidated basis

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries .

5

                                       5

                     Consolidated Revenues by Application

- Unaudited, prepared by AUO on a consolidated basis

                                       6

                           Large Panel - ASP by Unit

- Unaudited, prepared by AUO on a consolidated basis
- Large size refers to panels that are 10 inches and above
- Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter

                                       7

                      Consolidated Shipments & ASP by Area

- Unaudited, prepared by  AUO on  a consolidated  basis

- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of
each respective quarter

                                       8

                       Consolidated Small & Medium Panel
                              Shipments & Revenues

- Unaudited, prepared by AUO on a consolidated basis
- Small & Medium size refers to panels that are under 10 inches

                                       9

Capacity by Fab

Fab	Substrate Size (mm)	9/2008 Capacity	12/2008 (F) Capacity
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	620 x 750	30,000	30,000
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	1500 x 1850	120,000	120,000
L7A (G7.5)	1950 x 2250	75,000	75,000

- Capacity based on monthly glass substrate input

10

10

                                  www.auo.com

                                  ir@auo.com

                                      11

AU OPTRONICS CORP. CONSOLIDATED BALANCE SHEET September 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2008			September 30, 2007		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,757	88,853	14.8	40,037	6.8	48,816	121.9
Available-for-Sale Financial Assets - Current	20	632	0.1	1,703	0.3	(1,072)	(62.9)
Notes & Accounts Receivables	1,630	52,538	8.7	79,892	13.6	(27,354)	(34.2)
Other Current Financial Assets	135	4,346	0.7	3,736	0.6	610	16.3
Inventories	1,238	39,889	6.6	42,720	7.3	(2,831)	(6.6)
Other Current Assets	335	10,788	1.8	8,541	1.5	2,247	26.3
Total Current Assets	6,114	197,045	32.7	176,629	30.0	20,416	11.6
Long-term Investments	274	8,824	1.5	6,055	1.0	2,769	45.7
Fixed Assets	20,377	656,749	109.0	585,029	99.3	71,720	12.3
Less: Accumulated Depreciation	(8,802)	(283,680)	(47.1)	(210,105)	(35.7)	(73,575)	35.0
Net Fixed Assets	11,575	373,069	61.9	374,925	63.7	(1,856)	(0.5)
Other Assets	726	23,397	3.9	31,359	5.3	(7,963)	(25.4)
Total Assets	18,689	602,335	100.0	588,968	100.0	13,367	2.3
LIABILITIES
Short-term Borrowings	46	1,484	0.2	391	0.1	1,092	279.2
Accounts Payable	2,483	80,042	13.3	92,678	15.7	(12,635)	(13.6)
Current Installments of Long-term Borrowings	1,416	45,639	7.6	42,110	7.1	3,529	8.4
Current Financial Liabilities	13	420	0.1	87	0.0	333	384.3
Accrued Expense & Other Current Liabilities	891	28,710	4.8	18,576	3.2	10,134	54.6
Machinery and Equipment Payable	472	15,200	2.5	17,394	3.0	(2,194)	(12.6)
Total Current Liabilities	5,321	171,495	28.5	171,235	29.1	260	0.2
Long-term Borrowings	2,640	85,099	14.1	131,392	22.3	(46,293)	(35.2)
Bonds Payable	579	18,659	3.1	22,629	3.8	(3,969)	(17.5)
Non Current Financial Liabilities	3	101	0.0	105	0.0	(4)	(4.2)
Other Long-term Liabilities	3	102	0.0	21	0.0	81	386.8
Total Long-term Liabilities	3,226	103,961	17.3	154,147	26.2	(50,186)	(32.6)
Total Liabilities	8,547	275,456	45.7	325,382	55.2	(49,926)	(15.3)
SHAREHOLDERS' EQUITY
Common Stock	2,639	85,055	14.1	78,057	13.3	6,998	9.0
Capital Collected In Advance	0	2	0.0	560	0.1	(558)	(99.7)
Capital Surplus	3,528	113,701	18.9	111,584	18.9	2,118	1.9
Retained Earnings	3,616	116,557	19.4	63,457	10.8	53,099	83.7
Cumulative Translation Adjustments	59	1,912	0.3	725	0.1	1,187	163.8
Unrealized Gain/Loss on Financial Products	8	262	0.0	271	0.0	(9)	(3.3)
Deferred Compensation Cost	0	0	0.0	(1)	0.0	1	－
Minority Interest	291	9,390	1.6	8,933	1.5	457	5.1
Total Shareholders' Equity	10,142	326,879	54.3	263,586	44.8	63,293	24.0
Total Liabilities & Shareholders' Equity	18,689	602,335	100.0	588,968	100.0	13,367	2.3

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
 (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.23 per USD as of September 30, 2008

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2008 and 2007 and June 30, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2008		% of	3Q 2007	YoY	3Q 2008		% of	2Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,229	104,072	100.0	137,960	(24.6)	3,229	104,072	100.0	123,476	(15.7)
Cost of Goods Sold	2,970	95,712	92.0	106,168	(9.8)	2,970	95,712	92.0	92,661	3.3
Gross Profit
Operating Expenses	259	8,360	8.0	31,792	(73.7)	259	8,360	8.0	30,815	(72.9)
SG&A	137	4,418	4.2	4,736	(6.7)	137	4,418	4.2	5,140	(14.1)
R&D	39	1,260	1.2	1,246	1.1	39	1,260	1.2	1,613	(21.9)
	176	5,677	5.5	5,982	(5.1)	176	5,677	5.5	6,754	(15.9)
Operating Income	83	2,683	2.6	25,811	(89.6)	83	2,683	2.6	24,062	(88.9)
Net Non-Operating Expenses	(38)	(1,239)	(1.2)	(1,666)	(25.6)	(38)	(1,239)	(1.2)	(444)	179.1
Income before Income Tax	45	1,443	1.4	24,144	(94.0)	45	1,443	1.4	23,617	(93.9)
Income Tax Expense	(18)	(584)	(0.6)	(1,573)	(62.9)	(18)	(584)	(0.6)	(3,226)	(81.9)
Net Income	27	860	0.8	22,571	(96.2)	27	860	0.8	20,392	(95.8)
Attributable to:
Equity Holders of The Parent Company	25	806	0.8	22,530	(96.4)	25	806	0.8	20,165	(96.0)
Minority Interest	2	54	0.1	41	31.3	2	54	0.1	226	(76.2)
Net Income	27	860	0.8	22,571	(96.2)	27	860	0.8	20,392	(95.8)
Basic Earnings Per Share	0.00	0.09		2.67		0.00	0.09		2.37
Basic Earnings Per ADR(3)	0.03	0.95		26.74		0.03	0.95		23.71
Weighted-Average Shares Outstanding ('M)		8,505		8,426			8,505		8,505

Note:
(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.23 per USD as of September 30, 2008
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. CONSOLIDATED STATEMENT OF CASH FLOW For the Period Ended September 30, 2008 and 2007 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
	Nine Months 2008		Nine Months 2007
Cash Flow from Operating Activities:	USD	NTD	NTD
Net Income	1,497	48,237	23,384
Depreciation & Amortization	1,863	60,038	61,165
Provision (Reverse) for Inventory Devaluation	66	2,138	(1,378)
Investment Loss(Gain) under Equity Method	2	76	(72)
Disposal Gain on Long-term Investments	0	0	(25)
Changes in Working Capital & Others	238	7,670	(1,871)
Net Cash Provided by Operating Activities	3,666	118,159	81,203

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	8	270	5
Acquisition of Property, Plant and Equipment	(2,092)	(67,434)	(54,940)
Proceeds from Disposal of Property, Plant and Equipment	2	65	47
Increase in Long-term Investments	(77)	(2,489)	(1,123)
Proceeds from Disposal of Long-term Investments	0	0	40
Increase in Deferred Assets and Intangible Assets	(29)	(919)	(2,179)
Decrease(Increase) in Other Assets	(4)	(140)	241
Net Cash Used in Investing Activities	(2,192)	(70,647)	(57,909)

Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	42	1,347	(3,338)
Increase in Guarantee Deposits	0	8	2
Decrease in Long-term Borrowings and Bonds Payable	(885)	(28,532)	(23,620)
Directors' and Supervisors' Remuneration and Employees' Compensation	(55)	(1,763)	(276)
Cash Dividends	(610)	(19,671)	(1,515)
Employee Stock Options Exercised	1	27	58
Change in Minority Interest	(2)	(56)	415
Net Cash Used by Financing Activities	(1,509)	(48,640)	(28,274)

Cash Proceeds from CFI Acquisition	0	0	1,604
Effect of Exchange Rate Changes on Cash	3	91	(512)
Net Decrease in Cash and Cash Equivalents	(32)	(1,037)	(3,889)
Cash and Cash Equivalents at Beginning of Period	2,789	89,890	43,926
Cash and Cash Equivalents at End of Period	2,757	88,853	40,037

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
 (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.23 per USD as of September 30, 2008

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET September 30, 2008 and 2007 (Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
	September 30, 2008			September 30, 2007		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,408	77,605	13.7	34,197	6.2	43,408	126.9
Available-for-Sale Financial Assets - Current	20	632	0.1	1,703	0.3	(1,072)	(62.9)
Notes & Accounts Receivables	1,634	52,663	9.3	80,910	14.6	(28,247)	(34.9)
Other Current Financial Assets	39	1,248	0.2	1,619	0.3	(371)	(22.9)
Inventories	1,080	34,818	6.2	38,095	6.9	(3,277)	(8.6)
Other Current Assets	325	10,483	1.9	8,221	1.5	2,262	27.5
Total Current Assets	5,506	177,449	31.4	164,745	29.6	12,704	7.7
Long-term Investments	1,181	38,052	6.7	29,482	5.3	8,570	29.1
Fixed Assets	17,930	577,883	102.1	518,723	93.3	59,160	11.4
Less: Accumulated Depreciation	(7,723)	(248,912)	(44.0)	(184,783)	(33.2)	(64,129)	34.7
Net Fixed Assets	10,207	328,971	58.1	333,940	60.1	(4,969)	(1.5)
Other Assets	665	21,448	3.8	27,636	5.0	(6,188)	(22.4)
Total Assets	17,559	565,920	100.0	555,803	100.0	10,117	1.8
LIABILITIES
Accounts Payable	2,573	82,921	14.7	92,190	16.6	(9,268)	(10.1)
Current Installments of Long-term Borrowings	1,224	39,441	7.0	38,428	6.9	1,013	2.6
Current Financial Liabilities	13	419	0.1	87	0.0	333	383.8
Accrued Expense & Other Current Liabilities	690	22,254	3.9	14,322	2.6	7,931	55.4
Machinery and Equipment Payable	425	13,705	2.4	14,345	2.6	(640)	(4.5)
Total Current Liabilities	4,925	158,741	28.1	159,372	28.7	(631)	(0.4)
Long-term Borrowings	2,198	70,850	12.5	119,035	21.4	(48,185)	(40.5)
Bonds Payable	579	18,659	3.3	22,629	4.1	(3,969)	(17.5)
Non Current Financial Liabilities	3	101	0.0	105	0.0	(4)	(4.0)
Other Long-term Liabilities	3	81	0.0	9	0.0	72	839.7
Total Long-term Liabilities	2,783	89,690	15.8	141,777	25.5	(52,087)	(36.7)
Total Liabilities	7,708	248,431	43.9	301,149	54.2	(52,718)	(17.5)
SHAREHOLDERS' EQUITY
Common Stock	2,639	85,055	15.0	78,057	14.0	6,998	9.0
Capital Collected In Advance	0	2	0.0	120	0.0	(118)	(98.4)
Capital Surplus	3,528	113,701	20.1	111,957	20.1	1,744	1.6
Retained Earnings	3,616	116,557	20.6	63,524	11.4	53,033	83.5
Cumulative Translation Adjustments	59	1,912	0.3	725	0.1	1,187	163.8
Unrealized Gain/Loss on Financial Products	8	262	0.0	271	0.0	(9)	(3.3)
Deferred Compensation Cost	0	0	0.0	(1)	0.0	1	－
Total Shareholders' Equity	9,851	317,489	56.1	254,653	45.8	62,836	24.7
Total Liabilities & Shareholders' Equity	17,559	565,920	100.0	555,803	100.0	10,117	1.8
Note: (1) Unaudited, prepared by AUO based on ROC GAAP
 (2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.23 per USD as of September 30, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September, 2008 and 2007 and June 30, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	3Q 2008		% of	3Q 2007	YoY	3Q 2008		% of	2Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,221	103,827	100.0	137,850	(24.7)	3,221	103,827	100.0	122,373	(15.2)
Cost of Goods Sold	3,014	97,125	93.5	107,933	(10.0)	3,014	97,125	93.5	93,813	3.5
Gross Profit	208	6,702	6.5	29,917	(77.6)	208	6,702	6.5	28,560	(76.5)
Operating Expenses
SG&A	110	3,540	3.4	3,964	(10.7)	110	3,540	3.4	4,354	(18.7)
R&D	39	1,260	1.2	1,226	2.8	39	1,260	1.2	1,613	(21.9)
	149	4,800	4.6	5,190	(7.5)	149	4,800	4.6	5,967	(19.6)
Operating Income	59	1,902	1.8	24,727	(92.3)	59	1,902	1.8	22,593	(91.6)
Net Non-Operating Income (Expenses)	(20)	(642)	(0.6)	(658)	(2.3)	(20)	(642)	(0.6)	914	－
Income before Income Tax	39	1,260	1.2	24,069	(94.8)	39	1,260	1.2	23,507	(94.6)
Income Tax Expense	(14)	(454)	(0.4)	(1,539)	(70.5)	(14)	(454)	(0.4)	(3,341)	(86.4)
Net Income	25	806	0.8	22,530	(96.4)	25	806	0.8	20,165	(96.0)
Basic Earnings Per Share	0.00	0.09		2.67		0.00	0.09		2.37
Basic Earnings Per ADR(3)	0.03	0.95		26.74		0.03	0.95		23.71
Weighted-Average Shares Outstanding ('M)		8,505		8,426			8,505		8,505

Note:
(1)	Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.23 per USD as of September 30, 2008
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended September 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2008		Nine Months 2007
Cash Flow from Operating Activities:	USD	NTD	NTD
Net Income	1,484	47,832	23,412
Depreciation & Amortization	1,648	53,109	55,522
Provision(Reverse) for Inventory Devaluation	69	2,215	(142)
Investment Gain under Equity Method	(53)	(1,712)	(1,486)
Changes in Working Capital & Others	335	10,807	(2,895)
Net Cash Provided by Operating Activities	3,483	112,251	74,412

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	8	270	0
Acquisition of Property, Plant and Equipment	(1,807)	(58,240)	(46,927)
Proceeds from Disposal of Property, Plant and Equipment	10	337	21
Increase in Long-term Investments	(175)	(5,646)	(3,516)
Proceeds from Disposal of Long-term Investments	1	29	0
Increase in Deferred Assets and Intangible Assets	(26)	(844)	(2,152)
Decrease(Increase) in Other Assets	(2)	(55)	226
Net Cash Used in Investing Activities	(1,990)	(64,150)	(52,348)

Cash Flow from Financing Activities:
Decrease in Guarantee Deposits	(0)	(1)	(2)
Decrease in Long-term Borrowings and Bonds Payable	(916)	(29,523)	(26,912)
Directors' and Supervisors' Remuneration and Employees' Compensation	(55)	(1,763)	(276)
Cash Dividends	(610)	(19,671)	(1,515)
Employee Stock Options Exercised	1	27	58
Net Cash Used by Financing Activities	(1,580)	(50,931)	(28,647)

Effect of Exchange Rate Changes on Cash	(3)	(97)	(262)
Net Decrease in Cash and Cash Equivalents	(91)	(2,927)	(6,845)
Cash and Cash Equivalents at Beginning of Period	2,499	80,532	41,042
Cash and Cash Equivalents at End of Period	2,408	77,605	34,197

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.23 per USD as of September 30, 2008